SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 6, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐            Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

6 October 2009
Ivanhoe Mines and Rio Tinto sign long-term
Investment Agreement with Mongolia to build and operate
Oyu Tolgoi copper-gold mining complex
ULAANBAATAR, MONGOLIA — Ivanhoe Mines today signed a long-term Investment Agreement with the Government of Mongolia that establishes a comprehensive framework for the construction and operation of the Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi Region.
The signing, at a state ceremony in Ulaanbaatar, was attended by hundreds of invited guests, including the President, the Prime Minister, Cabinet members, the Speaker and members of Mongolia’s parliament, the State Great Khural, and representatives of the international diplomatic community. The ceremony culminated nine years of exploration successes that have established Oyu Tolgoi as the world’s largest, undeveloped copper-gold porphyry project.
The agreement creates a partnership between the Mongolian Government — which will acquire a 34% interest in Oyu Tolgoi’s licence holder, Ivanhoe Mines Mongolia Inc. — and Ivanhoe Mines, which will retain a controlling 66% interest in Oyu Tolgoi. Global miner Rio Tinto, which joined Ivanhoe Mines as a strategic partner three years ago, presently holds a 9.9% interest in Ivanhoe Mines. Under the current financing agreement with Ivanhoe Mines, Rio Tinto may increase its stake to up to 43.1%, with a right to go to 46.6% through purchases on the open market during the next two years.
The Oyu Tolgoi Investment Agreement was signed by Peter Meredith, Deputy Chairman of Ivanhoe Mines, Bret Clayton, Chief Executive of Rio Tinto’s Copper and Diamonds Group, and Keith Marshall, Managing Director of Ivanhoe Mines Mongolia Inc. Signing for the Mongolian Government were Sangajav Bayartsogt, Minister of Finance, Dashdorj Zorigt, Minister of Mineral Resources and Energy, and Luimed Gansukh, Minister of Environment and Tourism, all members of the government’s Working Group that negotiated the terms of the final agreement.
Speaking at the signing ceremony, Mr. Clayton said that Rio Tinto is excited by the significant exploration upside potential that remains at Oyu Tolgoi. “While Oyu Tolgoi is clearly a world-class asset, we believe that the area has the potential, over time, to become a world-class mining district.”
Mr. Clayton added: “We see strong parallels between Oyu Tolgoi today and our initial investment in the Escondida copper mine in Chile over 20 years ago and our recent project in Madagascar. These mines have helped develop strong, sustainable mineral industries in Chile and Madagascar.”
The Mongolian Parliament authorized the Government to finalize the Investment Agreement through a special resolution approved on July 16, 2009.
A ‘made-in-Mongolia blueprint’ to deliver the promise of Oyu Tolgoi
Ivanhoe Mines’ Chairman Robert Friedland said it is appropriate that the Mongolian Government carefully considered the symbolic significance of staging the signing on October 6, traditionally an auspicious day for new beginnings, based on Mongolian Buddhist astrological calendars.

“This is the godfather of new beginnings for Mongolia, whose revered founding leader helped shape the history of the world. Today, there is a new, outward-looking determination rising among Mongolians, who have resolved to draw on the country’s remarkable and largely untapped mineral wealth to help build an independent nation for the millennium.”
Mr. Friedland said the Oyu Tolgoi Investment Agreement is the crowning achievement of Ivanhoe Mines’ successes in the Asia Pacific region. “It is a tribute to the skills and dedication of all of the men and women of Ivanhoe — and to the support and patience of our shareholders.
“When we were invited to resume negotiations back in July, the Government of Mongolia said it would work with Ivanhoe and Rio Tinto to achieve an agreement that is mutually beneficial, fair and sustainable. Resolute commitment has produced a made-in-Mongolia blueprint to deliver the opportunities presented by Oyu Tolgoi for generations to come.”
A 50-year assurance of stability for what is expected to be a 100-year mine
Based on Ivanhoe Mines’ discoveries at Oyu Tolgoi during the past nine years, independently verified estimates indicate that Oyu Tolgoi contains approximately 79 billion pounds of copper and 45 million ounces of gold in measured, indicated and inferred resources. While Ivanhoe will update its mine plan with a revised Integrated Development Plan in coming weeks, initial indications are that the current resources will support planned open-pit and underground mining at Oyu Tolgoi for 60 years.
Annual copper and gold production during the mine’s life are expected to exceed the levels projected in the 2005 Integrated Development Plan. The 2005 Plan forecast annual average copper production in the first 10 years of operation would exceed one billion pounds per year and that gold production would exceed an average of 500,000 ounces per year. An updated development plan is being prepared and is expected to be released in the near future.
“The overall size and scope of the Oyu Tolgoi deposits have not been established and exploration is continuing, guided in part by proprietary, Zeus induced-polarization technology that can measure concentrations of metal down to depths of 3,200 metres,” said Ivanhoe Mines’ President and Chief Executive Officer John Macken.
“Drilling already has discovered mineralization at Oyu Tolgoi over a distance of 20 kilometres and at depths of 2,300 metres — and it remains open to length and depth. We’re confident that additional resources will be delineated and that Oyu Tolgoi still will be an important part of Mongolia’s economy 100 years from now.”
Given the extent of the discoveries to date and the potential for additional discoveries, Ivanhoe and Mongolian Government negotiators agreed that the Oyu Tolgoi Investment Agreement should conform with the provision of Mongolia’s Minerals Law that specifies that projects of this investment scale qualify for 30 years of stable tax rates and regulatory provisions, with an option of extending the agreement for an additional 20 years.
Mr. Macken said that while projections remain to be confirmed in the forthcoming development plan, approximately US$4 billion from the three project partners is expected to be required to build and commission the mining complex. A future decision to build a coal-powered electricity generating plant for Oyu Tolgoi would require an additional capital commitment. With the terms of an approved Investment Agreement now confirmed, the investment will be subject to a full review by all stakeholders. Mr. Macken said that current planning indicates that initial production can be achieved at Oyu Tolgoi in mid- to late-2013.

Taxes and rates stabilized for the life of the agreement include:
•	Corporate income tax.

•	Customs duty.

•	Value-added tax.

•	Excise tax.

•	Royalties.

•	Exploration and mining licences.

•	Immovable property and/or real estate tax.
The existing 68% Windfall Profits Tax on copper and gold was cancelled by the Mongolian Parliament in August, effective January 1, 2011.
The agreement’s comprehensive taxation provisions clarify the application of current Mongolian legislation. In addition, Ivanhoe Mines Mongolia Inc. will receive a 10% investment tax credit on all capital expenditures and investments made throughout the Oyu Tolgoi construction period.
Any future taxes introduced will not be imposed on the project unless future legislation is more favourable. If Mongolia enters a treaty that provides greater benefits to the investor, Ivanhoe may request the benefit of such law, regulation or treaty to help ensure that a stable taxation environment is maintained.
Mongolia will join Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi
In accordance with Mongolia’s Minerals Law, Mongolia will acquire a 34% interest in the Oyu Tolgoi Project. Within 14 days of the Investment Agreement taking effect, after all conditions precedent have been satisfied, Ivanhoe Mines shareholders will be asked to approve a resolution transferring 34% of the shares of the Oyu Tolgoi holding company, Ivanhoe Mines Mongolia Inc. (IMMI), to Mongolia’s state-owned Erdenes MGL.
•	Ivanhoe will arrange financing for the construction of Oyu Tolgoi within two years of the Investment Agreement taking effect; production must begin within five years of financing being secured.

•	Ivanhoe will fund the Government’s share of initial capital costs, to be financed through loans and equity during the construction and initial production periods. Ivanhoe will receive loan repayments, redemption of the equity, dividends and interest at a rate of 9.9%, adjusted to the US CPI. Erdenes will nominate three directors and Ivanhoe will nominate six directors to the nine-member IMMI board.

•	Ivanhoe will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs through the construction period and after production begins.

•	The Government will have the option to purchase an additional equity interest of 16% of IMMI, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. This would give the government a total maximum interest of 50% of Oyu Tolgoi for the remainder of the project’s operational life. Ivanhoe would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.

•	A condition of ownership is that Erdenes must remain wholly-owned and controlled by the state for the life of the project. The only exception would be if the state listed Erdenes shares on the Mongolian Stock Exchange, at which time any and all money invested on the Government’s behalf would have to be immediately paid in full.
Advance payments covered by interest-bearing Government T-bills
Ivanhoe Mines has agreed to make advance payments to the Government of Mongolia. The three payments, which will total US$250 million, will be secured by Mongolian Government bonds that will mature after five years and pay annual interest of 3.8%.
•	An initial $100 million will be transferred to the government by October 20, 2009.

•	A further $50 million will be transferred within 14 days of the Investment Agreement taking full effect, after all conditions precedent have been satisfied.

•	The final $100 million will be transferred within 14 days of the successful raising of funds required to build the open-pit mine and complete shaft and tunnel access to the initial underground deposit at the site.
Oyu Tolgoi to create thousands of jobs and skills training for Mongolians
Speaking at the signing ceremony, Ivanhoe’s Mr. Meredith said that approximately 4,000 Mongolians already have worked on the Oyu Tolgoi project during the past nine years of exploration and development.
“More than 500 Mongolian businesses have supplied goods and services to the Oyu Tolgoi Project,” he said. “Local procurement, training and employment opportunities will only increase in size and scope in the future.”
Looking to the future, specific terms of the Investment Agreement include commitments that:
•	At least 90% of the project’s employees will be Mongolian citizens. During construction and any expansion periods, at least 60% of the contractors’ employees will be Mongolian citizens; and for mining and mining-related work, at least 75% of contractors’ employees will be Mongolian citizens.

•	Within five years, at least 50% of engineers will be Mongolian citizens, increasing to at least 70% within 10 years.

•	A comprehensive, five-year Oyu Tolgoi Training Strategy and Plan will be submitted to the Government for the training of skilled Mongolian workers within 90 days of the agreement taking effect.

•	As part of a graduate scholarship program to be established by Ivanhoe, 120 scholarships will be given over six years to Mongolian students studying in Mongolia and 30 Mongolian students will be awarded scholarships to study at international universities.

•	The government will support the introduction of international mining education and training courses at selected universities and vocational training institutions within six months of the agreement taking effect.

•	Ivanhoe will ensure payment of fair wages and equal remuneration for work of equal value.

A commitment to business development, sustainable communities and best-practice environmental management
•	A report on the economic viability of building a copper smelter in Mongolia will be prepared within five years of the start of production at Oyu Tolgoi — a response to the Government’s interest in adding value to Mongolian concentrate. Ivanhoe has agreed that any smelter it might build in connection with the Oyu Tolgoi Project will be located in Mongolia.

•	If a smelter is built with Ivanhoe’s involvement, or through a third party, the Government may request preferential access, on agreed terms, to Rio Tinto’s proprietary flash-smelting technology for use at the smelter. Oyu Tolgoi concentrate would be supplied to such a smelter, in which the Government may have an interest, on commercial terms and at international pricing.

•	Ivanhoe and Rio Tinto have agreed to give priority, where possible, to buying and using services provided by Mongolians, and equipment and materials made in Mongolia, with a preference to businesses located in the Umnugovi (South Gobi) region, which contains Oyu Tolgoi.

•	Priority will be given to residents of local communities for training assistance and jobs. Support will be given to special programs to help start and develop local businesses capable of supplying Oyu Tolgoi and to help Mongolian businesses diversify to reduce their dependence on the project.

•	Nomadic herder families impacted by the Oyu Tolgoi Project will continue to receive compensation.

•	Ivanhoe will support and participate in the Southern Gobi Regional Development Council, to be established by the Government, which will formulate a development strategy for the region. Issues to be addressed will include:
•	Transparent and responsible governance.

•	In-migration influx issues.

•	Urban planning and development.

•	Formal and non-formal education, including English-language and vocational training.

•	Health care, cultural facilities, sport facilities and veterinary services.

•	Capacity building for local governments and civil society.
•	Ivanhoe has committed to apply modern extraction and processing technology, which meets Mongolian and international environmental codes and standards, in an efficient manner that minimizes environmental impacts to an economically feasible extent.

•	An independent report on the progress of the project’s environmental protection plan and monitoring program will be submitted every three years and made public.

•	The cost of eliminating material, adverse impacts on air, water, soil, animals and plants will be borne by the project.

•	Oyu Tolgoi has the right to use water resources that Ivanhoe has discovered for any purposes connected with the project, during the life of the project. Surplus water may be made available to other economic entities provided Ivanhoe is compensated for its exploration costs.

•	Water discovered by Ivanhoe will be made available to herder families and community residents for household purposes — and Ivanhoe will guarantee the supply of livestock drinking water for existing users in the area. Water surplus to household requirements will be made available for local, non-commercial agricultural uses.

•	Modern technology and procedures will be applied to minimize water usage and water will be recycled where practicable.

•	Areas closed to further mining will receive environmental rehabilitation and potential hazards will be addressed to protect the public.

•	A mine-closure plan will be financed through funds allocated to an escrow account beginning seven years before actual closure.
Electrical power and transportation among other key provisions
•	Recognizing that the supply of reliable electricity is critical to the project, Ivanhoe has the right to obtain power from inside or outside Mongolia, including arranging the construction of a high-voltage line from Oyu Tolgoi to the Mongolia-China border to connect with Chinese supply.

•	Ivanhoe also has the right to build or sub-contract construction of a coal-fuelled power plant at an appropriate site to supply the project, which could be supplemented by renewable wind or solar power.

•	Within four years of the start of mine production, all power requirements must be sourced from within Mongolia, either from a coal-fuelled plant or from the national distribution grid.

•	Ivanhoe may build an international road from Oyu Tolgoi to the Gashuun Sukhait crossing on the Mongolia-China border, with costs to be deducted from annual taxable income. The Mongolian Government would be responsible for maintaining the road and collecting fees from other users.

•	The government may construct, or permit a third party to construct, a railway in the vicinity of Oyu Tolgoi to the Mongolia-China border, to be made available to Oyu Tolgoi on competitive commercial terms. Ivanhoe would be consulted on the route.

•	The contract area includes three mining licences owned and controlled by Ivanhoe Mines and two licences included in the Ivanhoe Mines-Entrée Gold Joint Venture properties that contain the Heruga and Hugo North Extension deposits and future exploration targets.

•	All investment by Ivanhoe will enjoy legal protection guaranteed by the Mongolian Constitution, Foreign Investment Law and other international treaties to which Mongolia is a party.

•	Any disputes between parties that cannot be resolved by the parties within 60 working days may be settled by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law.
Procedural and administrative conditions to be satisfied
As previously announced, the Oyu Tolgoi Investment Agreement will take full and binding effect once a number of conditions have been addressed to the satisfaction of Ivanhoe Mines and Rio Tinto.
The main conditions precedent are:
•	Feasibility study of the Oyu Tolgoi project has been approved in accordance with the laws and regulations of Mongolia.

•	Balance of existing income-tax losses, capitalized expenses, outstanding tax liabilities or credits, have been confirmed and settled by the tax office.

•	The balance of existing shareholder loans have been agreed and audited.

•	Any company restructuring required to execute the agreement has been completed.

•	A standing working committee has been established with members of the government and the investor to provide a means to expedite permits, customs clearances or general government administration.

•	Ivanhoe Mines’ interests in exploration licences 3148X and 3150X, held by Entrée, are transferred to Ivanhoe Mines Mongolia and have been converted to mining licences by the government.

•	Rio Tinto must exercise Tranche 2 in accordance with its partnership agreement with Ivanhoe Mines to take ownership of 19.9% of Ivanhoe Mines.
Conference call for investors to be arranged
A conference call for investors to discuss details and implications of the Oyu Tolgoi Investment Agreement will be arranged after the Ivanhoe Mines management team returns to North America. The date and time of the conference call will be announced in a separate news release.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the completion of the second tranche of Rio Tinto’s private placement financing, receipt of an unconditional investment agreement for the Oyu Tolgoi Project, and the development of the Oyu Tolgoi Project. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: October 6, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary